Exhibit 99.1

October 22, 2013

Barnwell of Canada, Limited

Suite 900, 639 – 5th Avenue SW

Calgary, Alberta

T2P 0M9

Re:	Evaluation of the Oil and Gas Properties of
Barnwell of Canada, Limited

Dear Sirs:

As requested, an evaluation has been made of all of the crude oil and natural gas assets of Barnwell of Canada, Limited, hereinafter referred to as the “Company.”  The properties evaluated are located in the Canadian provinces of Alberta, British Columbia and Saskatchewan.  The effective date of the reserve estimates presented in this report is September 30, 2013.  The purpose of this evaluation and report is to fulfill Securities and Exchange Commission (SEC) reporting requirements.

All Company assets were evaluated in full detail.  Individual property evaluations were prepared in the context of belonging to a larger portfolio of properties.  Due to the principal of aggregation of reserves, the total portfolio reserves estimate carries a higher degree of confidence than the estimates for the individual properties.

This evaluation is based in part on prices, currency exchange rates and estimates which, in future, may differ materially from the forecasts utilized herein.  In addition, changes in government policy and regulation may result in higher (or lower) royalties and taxes and the change may be material; therefore, the present values of revenues documented in this report do not necessarily represent the fair market value of the reserves evaluated.  The reserve estimates presented in this report are considered reasonable as of the effective date of the report given the quality and quantity of data available; however, they should be accepted with the understanding that reservoir performance subsequent to the date of these estimates may necessitate revision, which may be material.

Barnwell of Canada, Limited

Summary of Net Reserves – Constant Prices and Costs

	Net Remaining Reserves
	Crude Oil (Stb)	NGL + Cond. (Stb)	Market Gas (Mcf)
Proved Producing	584,300	223,300	7,434,700
Proved Non-Producing	71,200	43,800	2,810,000
Total Proved	655,600	267,100	10,244,700

Constant prices were prepared based on posted prices of crude oil and natural gas using a 12 month unweighted arithmetic average closing price of each commodity on the 1st day of each month from October 1, 2012 through September 1, 2013 during the fiscal year.  The natural gas liquids prices were prepared based on the Company’s current contract using Keyera pricing.  This report has been prepared using constant prices and costs and conforms to our understanding of the SEC’s guidelines and applicable financial accounting rules.

All prices used in the evaluation have been adjusted from posted prices for applicable quality, heating value and transportation considerations.  The weighted average prices, after applicable adjustments, over the life of the properties used in the evaluation were US$85.23 barrel of oil, US$2.93 per Mcf of gas, US$94.41 per barrel of condensate, US$11.04 per barrel of ethane, US$21.18 per barrel of propane, and US$58.36 per barrel of butane.

During the course of the evaluation, the Company provided InSite Petroleum Consultants Ltd. (“InSite”) personnel with basic information including land data, well information, geological information, reservoir studies, estimates of on-stream dates, contract details, operating cost data, capital budget forecasts, operating statements and other financial data and future operating plans.  Additional engineering, geological or economic data used in the preparation of this report were obtained from public records, other operators and from InSite non-confidential files.  InSite encountered no indications that the data was incomplete or inaccurate.  Should evidence become available in the future suggesting that the data was incomplete or inaccurate, InSite reserves the right to revise the estimates based on new data.  Similarly, the performance of the producing entities subsequent to the effective date of this report may necessitate upward or downward revisions to the reserve and production estimates.

In conducting our reserve analysis, proved reserve volumes were determined by volumetric, material balance, and production decline curve methods.  The volumetric reserves were determined by reviewing all well logs, core, and geological data.  Recovery factors were assigned after analyzing the performance of similar wells in the area.  Historical well production was reviewed to determine reserves calculated by production decline curve analysis where sufficient historical data was available.  The order of preference in choosing the methodology to be used was firstly production decline curve analysis or material balance where sufficient data was available for such analysis with volumetric calculations used where there was a lack of historical data.

The production and revenue forecasts for each property and the corporate cash flow summaries have not been adjusted for risk.  Well abandonment costs (excluding site reclamation) were included in the economic runs.  Salvage value for existing equipment as well as costs to abandon suspended wells, producing wells with no reserves assigned, and facilities have not been included in this evaluation.

The oil and gas reserves calculations and income projections upon which this report is based, were determined in accordance with generally accepted evaluation practices.  InSite used all assumptions, data, methods and procedures it considered appropriate, under the circumstances, to prepare this report.

The extent and character of ownership and all factual data supplied by the Company were accepted as presented.  A field inspection was not considered necessary by InSite.

In this report, gross (or Company share) reserves are defined as the total remaining recoverable reserves owned by the Company before deduction of any royalties.  Net reserves are defined as those accruing to the Company after all interests owned by others including Crown and Freehold royalties have been deducted.  The reserve category definitions utilized in this report are in accordance with SEC standards and Regulation S-X.

Yours very truly,

InSite Petroleum Consultants Ltd.

Original signed by L.K. Lindstrom, P. Eng.
(2013-10-22)

L.K. Lindstrom, P. Eng.
Managing Director

Original signed by D.H. Marshall, P. Eng
(2013-10-22)

D.H. Marshall, P. Eng.
Managing Director

Original signed by J. Ed Hasiuk, P. Geol.
(2013-10-22)

J. Ed Hasiuk, P. Geol.
Senior Geologist

Original signed by R. Baribeau, R.E.T.
(2013-10-22)

R. Baribeau, R.E.T.
Senior Technologist